Mail Stop 3561

      	April 26, 2006


Via U.S. Mail and Facsimile

Devin House, Esq.
Associate General Counsel
Goal Financial LLC
9477 Waples Street, Suite 100
San Diego, CA  92121

Re: 	Goal Capital Funding LLC
	Registration Statement on Form S-3
	Filed April 6, 2006
	File No. 333-132039

Dear Mr. House:

      We have limited our review of your filing for compliance with
Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplement should be applied universally, if applicable.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Registration Statement on Form S-3

[Subordination], page S-8
1. While we note your revised disclosure in response to prior comment
18, we also note your disclosure on page 66 of the base prospectus where you state that note holders will bear their allocable share of losses not covered by credit enhancement. Please revise to disclose in an appropriate section of the summary.

Characteristics of the Student Loans, page S-35
2. We note that you have deleted your form of disclosure regarding the distribution of loans by school type. Please note that Item 1111(b)(15) requires you to present pool asset information in other concentrations material to student loans (e.g., school type for student loans). Please revise or advise.

Changes in Auction Period, page 24
3. We note your response to prior comment 25 that you do not intend that the administrator will have control over auction procedures or discretion to change the auction procedures. Please revise your disclosure to clarify.

Exhibits
4. While we note your response to prior comment 35, it appears that the form of servicing agreement filed as Exhibit 99.3 does not reflect the compliance and attestation reports that would need to be provided pursuant to Regulation AB. Please note that each party participating in the servicing function must furnish reports as outlined in Exchange
Act Rule 15d-18.  Please revise or advise.

* * * * *

      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Rolaine Bancroft at (202) 551-3313 or me at
(202) 551-3210 with any other questions.

      	Regards,


      	Susan Block
      	Attorney-Advisor


cc:	Stuart Litwin, Esq.
	Mayer Brown Rowe & Maw LLP
	Fax:  (312) 706-8165

Devin House, Esq.
Goal Capital Funding LLC
April 26, 2006
Page 1